Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

RESTATED CERTIFICATE OF INCORPORATION OF

POPULAR, INC.

(Registration Number 59,124)

Popular, Inc. (the “Corporation”), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico, does hereby certify:

FIRST: That the name of the Corporation is Popular, Inc.

SECOND: That the amendments to the Corporation’s Restated Certificate of Incorporation described below (the “Amendments”) were approved by the Board of Directors of the Corporation and by the holders of more than two-thirds of the issued and outstanding stock of the Corporation entitled to vote on the Amendments and that the Amendments have been adopted in accordance with the provisions of Article 8.02 of the Puerto Rico General Corporation Law.

THIRD: That the second paragraph of Article FIFTH of the Corporation’s Restated Certificate of Incorporation is amended to read in its entirety as follows:

“The total number of shares of all classes of capital stock that the Corporation shall have authority to issue, upon resolutions approved by the Board of Directors from time to time, is two hundred million shares (200,000,000), of which one hundred seventy million shares (170,000,000) shall be shares of Common Stock of the par value of $0.01, per share (hereinafter called “Common Stock”), and thirty million (30,000,000) shall be shares of Preferred Stock without par value (hereinafter called “Preferred Stock”).”

FOURTH: That Article FIFTH of the Corporation’s Restated Certificate of Incorporation is amended, by adding at the end of Article FIFTH a new paragraph, which shall read in its entirety as follows:

“Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Corporation’s Certificate of Incorporation pursuant to the Puerto Rico General Corporations Law, each 10 shares of the Common Stock (the “Old Common Stock”) issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, $0.01 par value per share

(the “New Common Stock”), without any action by the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such reclassification and combination. Any shareholder who, immediately prior to the Effective Time, owns a number of shares of Old Common Stock which is not evenly divisible by 10 shall, with respect to such fractional interest, be entitled to receive cash in lieu of any fractional share of New Common Stock in an amount equal to the net cash proceeds attributable to the sale of such fractional share following the aggregation and sale by the Corporation’s transfer agent of all fractional shares of New Common Stock otherwise issuable. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination.”

FIFTH: That the Amendments shall be effective at 11:59 p.m. Atlantic Standard Time on May 29, 2012.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of this Corporation in San Juan, Puerto Rico, this 9th day of May 2012.

/s/ Jorge A. Rivera
Jorge A. Rivera
Assistant Secretary